Exhibit 21.1

Legal Name	Jurisdiction of Incorporation

Palomar Insurance Holdings, Inc	Delaware

Palomar Specialty Insurance Company	Oregon

Palomar Excess and Surplus Insurance Company	Arizona

Palomar Specialty Reinsurance Company Bermuda, Ltd.	Bermuda

Palomar Insurance Agency DBA Palomar General Insurance Agency	California

Palomar Underwriters Exchange Organization Inc.	Delaware